

16012537

aub

SEC
Mail Processing
Section

FEB 26 2016

Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT FORM X-17A-5 Part III

SEC FILE NUMBER
8- 39104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Directed Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
(No. and Street)

Windsor (City) CT (State) 06095 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Gelfand 610-425-4281
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name - *if individual, state last, first, middle name*)

2005 MARKET STREET, SUITE 700 (Address) PHILADELPHIA (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard Gelfand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Directed Services, LLC, as of

December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Tabitha E. Muniz, Notary Public
West Chester Boro, Chester County
My Commission Expires Dec. 10, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3)*

Directed Services LLC
Statement of Financial Condition
December 31, 2015

Contents



Building a better working world

Ernst & Young
2005 Market Street
Suite 700
Philadelphia, PA 19103

Tel: +1 (215) 448-5000
Fax: +1 (215) 448-4069
ey.com

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
Directed Services LLC

We have audited the accompanying statement of financial condition of Directed Services LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Directed Services LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Philadelphia, PA
February 24, 2016

Directed Services LLC
Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 49,822,074
Distribution fee receivable	30,076,015
Commissions and concessions receivable	22,943
Receivable from affiliates	418,022
Other assets	154,002
Total assets	80,493,056
Liabilities and member's equity	
Liabilities:	
Investment advisory fees payable	20,981,120
Commissions and concessions payable	5,235,557
Accounts payable and other accrued liabilities	2,956,000
Payable to affiliates	4,576,670
Total liabilities	33,749,347
Contingencies (Note 6)	
Member's equity	46,743,709
Total liabilities and member's equity	$ 80,493,056

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Directed Services LLC (the "Company" or "Member") operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as an investment advisor under the Investment Advisors Act of 1940. The Company's operations involve primarily administration of variable insurance products. The Company is a wholly-owned subsidiary of Voya Retirement Insurance and Annuity Co. ("VRIAC" or "Parent" formerly known as ING Life Insurance and Annuity Company) and ultimately of Voya Financial, Inc. (formerly known as ING U.S., Inc.).

Prior to May 2013, the Voya Financial, Inc. was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange. In 2009, ING Group announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, Inc. On April 11, 2013, Voya Financial, Inc. announced plans to rebrand as Voya Financial, Inc. On May 2, 2013, the common stock of Voya Financial, Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale by Voya Financial, Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect wholly owned subsidiary of ING Group and previously the sole stockholder of Voya Financial, Inc., of 44,201,773 shares of outstanding common stock of Voya Financial, Inc. (collectively, the "IPO"). On September 30, 2013, ING International transferred all of its remaining shares of Voya Financial, Inc. common stock to ING Group.

On October 29, 2013, ING Group completed a sale of 37,950,000 shares of common stock of Voya Financial, Inc. in a registered public offering ("Secondary Offering"), reducing ING Group's ownership in Voya Financial, Inc. to 57%.

Throughout 2014, ING Group completed sales of 82,783,006 shares of common stock of Voya Financial, Inc. in a series of three registered public offerings. Also during 2014, pursuant to terms of share repurchase agreements between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 19,447,847 shares of its common stock from ING Group. As of the end of the 2014, ING Group's ownership of Voya Financial, Inc. had been reduced to approximately 19.0%.

In March of 2015, ING Group completed a sale of 32,018,100 shares of common stock of Voya Financial, Inc. in a registered public offering. Concurrently with this offering, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 13,599,274 shares of its common stock from ING Group.

As a result of these transactions, ING Group satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING Group to divest 100.0% of its ownership interest in Voya Financial, Inc. together with its subsidiaries, including the Company, by the end of 2016. ING Group continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments.

The Company's securities transactions relate primarily to variable annuities and mutual fund custodial products issued by affiliated companies. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Commissions, Concessions and Distribution Fee Receivables

Commissions, concessions and distribution fee receivables are shown at their net realizable value. Uncollectible receivables are charged to operations during the period they are determined to be uncollectible.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2015 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Adoption of New Accounting Pronouncements

Discontinued Operations and Disposals
In April 2014, the FASB issued ASU 2014-08, "Presentation of Financial Statements (ASC Topic 205) and Property, Plant, and Equipment (ASC Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08"), which requires the disposal of a component of an entity to be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the entity's operations and financial results. The component should be reported in discontinued operations when it meets the criteria to be classified as held for sale, is disposed of by sale or is disposed of other than by sale.

The amendments also require additional disclosures about discontinued operations, including disclosures about an entity's significant continuing involvement with a discontinued operation and disclosures for a disposal of an individually significant component of an entity that does not qualify for discontinued operations.

The provisions of ASU 2014-08 were adopted prospectively by the Company on January 1, 2015. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

Future Adoption of Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

In August 2015, the FASB issued ASU 2015-14 to amend the effective date of ASU 2014-09 to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted as of the original effective date, which is January 1, 2017. The provisions of ASU 2014-09 are effective retrospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-09.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are included in the federal income tax return of Voya Financial, Inc. and Subsidiaries whether or not an actual cash distribution is made during its taxable year. As such, no federal income taxes are reflected for the year ended December 31, 2015. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at VRIAC due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

During April 2015, the Internal Revenue Service ("IRS") completed its examination of the Voya Financial, Inc. returns through tax year 2013. The 2013 audit settlement did not have a material impact on the Company. Voya Financial, Inc. is currently under audit by the IRS, and it is expected that the examination of tax year 2014 will be finalized within the next twelve months. Voya Financial, Inc. and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2014 through 2016.

4. Related Party Transactions

The Company is the investment advisor and administrator of Voya Investors Trust (the "Trust," formerly ING Investors Trust), an affiliate of the Company. The Company and the Trust have a unified fee agreement whereby the Company has overall responsibility to provide all of the services necessary for the ordinary operations of certain funds of the Trust. The Trust pays the Company a monthly fee based on a percentage of average daily net assets, to cover the Company's management fee and ordinary expenses including, without limitation, the following: portfolio management fees, custody fees, audit fees, ordinary legal fees, registration fees, and other operating expenses. At December 31, 2015, total net fee receivables of $30,076,015 are reported in distribution fee receivable on the statement of financial condition.

In addition to being the investment advisor of the Trust, the Company is the investment advisor of Voya Partners, Inc. (the "Fund," formerly ING Partners, Inc.), an affiliate of the Company. The Company and the Fund have an investment advisory agreement, whereby the Company has overall responsibility to provide portfolio management services for the Fund. The Fund pays the Company a monthly fee which is based on a percentage of average daily net assets.

The Company is party to an intercompany agreement whereby the Company distributes a monthly fee to its insurance company affiliates. This fee is calculated by applying the annual rates against average net assets invested in the funds of the separate accounts.

Voya Investments LLC (formerly ING Investment LLC) and Voya Investment Management LLC (formerly ING Investment Management, LLC), also affiliates of the Company, provide certain administrative and advisory services to the Company for a fee. The fee for these services is calculated as a percentage of average assets of the underlying funds.

The Company is allocated a portion of general administrative expenses from affiliates based on volume, number of personnel, and activity.

The Company acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the products issued by certain affiliates of the Company.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

Receivables and payables with affiliates are settled in cash on a regular basis.

5. Employee Benefit Plans

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2015 and relied on its affiliated companies to cover all eligible employees. All benefits paid by these affiliates are charged back to the Company for reimbursement.

6. Contingencies

The Company is sometimes party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2015, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

7. Capital Contributions

During the course of the year, the Company's ultimate parent, Voya Financial, Inc., forgave payment of certain unpaid expense allocation liabilities owed by the Company to Voya Financial, Inc. The Company recorded the reduction of the related liabilities of $1,699,703 as a capital contribution which increased Additional Paid-in Capital on the Statement of Financial Condition in the second quarter of 2015.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2015, the Company had net capital of $32,279,130 which was $30,029,172 in excess of its required net capital of $2,249,958. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was 1.05 to 1.

STATEMENT OF FINANCIAL CONDITION

Directed Services LLC
December 31, 2015
with Report of Independent Registered Public Accounting Firm


Building a better
working world

Ernst & Young
2005 Market Street
Suite 700
Philadelphia, PA 19103

Tel: +1 (215) 448-5000
Fax: +1 (215) 448-4069
ey.com

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
Directed Services LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Directed Services LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the recent fiscal year ended December 31, 2015 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Philadelphia, PA
February 24, 2016

Directed Services LLC Exemption Report

Directed Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (k)(1) and,

The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year ended December 31, 2015 without exception.

I, Richard Gelfand, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Chief Financial Officer, Directed Services LLC

February 24, 2016


Building a better
working world

Ernst & Young
2005 Market Street
Suite 700
Philadelphia, PA 19103

Tel: +1 (215) 448-5000
Fax: +1 (215) 448-4069
ey.com

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
Directed Services LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Directed Services LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the recent fiscal year ended December 31, 2015 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Philadelphia, PA
February 24, 2016

Directed Services LLC Exemption Report

Directed Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (k)(1) and,

The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year ended December 31, 2015 without exception.

I, Richard Gelfand, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Chief Financial Officer, Directed Services LLC

February 24, 2016